Exhibit 99.6

Emera Reports 2020 First Quarter Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) announced financial results for the first quarter of 2020.

Q1 2020 Highlights:

Reported Net Income

•	Q1 2020 reported net income was $523 million, or $2.14 per common share, compared with net income of $312 million, or $1.32 per common share, in Q1 2019.

Adjusted Net Income (1)

•	Q1 2020 adjusted net income was $193 million, or $0.79 per common share, compared with $224 million, or $0.95 per common share, in Q1 2019.

Significant Items Affecting Reported and Adjusted Net Income

•	Q1 2020 reported earnings included $321 million, net of tax and transaction costs, of earnings related to the gain on sale of the Emera Maine business.

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Q1 2019 adjusted earnings included $24 million from the New England Gas Generation (“NEGG”) and Bayside generation facilities which were sold in Q1 2019 and a $10 million gain on sale of property in Florida.

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Q1 2020 adjusted earnings were reduced by $14 million from the revaluation of Corporate, NSPI and Emera Energy net deferred income tax assets and liabilities due to the reduction in the Nova Scotia provincial corporate income tax rate.

•	Q1 2020 adjusted earnings included $10 million from the recognition of corporate income tax recovery deferred as a regulatory liability at BLPC.

Cash Flow

•	Q1 2020 cash flow, before changes in working capital, increased by $84 million to $502 million, compared with $418 million in Q1 2019.

(1) See “Non-GAAP Measures” noted below.

“I am proud of our employees who remain focused on the health and safety of their colleagues, communities and customers as they deliver the essential energy services we all rely on during this global pandemic. On behalf of the team at Emera, our thoughts are with those affected by COVID-19 and we are pleased to do our part to assist the most vulnerable in our communities,” says Scott Balfour, President and Chief Executive Officer of Emera Inc. “While Emera will experience some short-term impacts to our business, our long-term outlook is positive and we are well positioned to continue to serve our customers and communities, and create value for our shareholders.”

Financial Highlights:

For the	Three months ended
millions of Canadian dollars (except per share amounts)	March 31

	2020	2019

Net income attributable to common shareholders	$523	$312

Gain on sale and impairment charges, net of tax	$298	-
After-tax mark-to-market gain	32	88

Adjusted net income attributable to common shareholders (1)(2)	$193	$224

Earnings per common share – basic	$2.14	$1.32
Adjusted earnings per common share – basic (1)(2)	$0.79	$0.95

Weighted average shares of common stock outstanding – basic (millions of shares)	245	236

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments, gain on sale and impairment charges

After-tax mark-to-market gains decreased $56 million to $32 million in 2020 compared to $88 million in 2019, mainly due higher amortization of gas transportation assets in 2020 and larger reversal of mark-to-market losses in 2019, partially offset by changes in existing positions on gas contracts in Emera Energy. The decrease is also due to mark-to-market losses related to foreign exchange cash flow hedges entered in Q1 2020 to manage foreign exchange earnings exposure.

In Q1 2020 Emera completed the sale of Emera Maine and recorded a gain on sale of $586 million ($321 million after tax), net of transaction costs. In addition, impairment charges of $22 million ($23 million after tax) were recognized on certain other assets in Q1 2020.

Weakening of the CAD exchange rates increased earnings by $5 million and adjusted earnings by $1 million in Q1 2020 compared to Q1 2019.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from Q1 2019 to 2020 in the first quarter.

For the	Three months ended
millions of Canadian dollars	March 31

Adjusted net income – 2019 (1)(2)	$224

Florida Electric Utility – increased earnings due to favourable weather, customer growth and higher contribution from solar projects	18

Recognition of corporate income tax recovery deferred as a regulatory liability in 2018 at BLPC	10

Decreased earnings at Emera Energy Services	(9)

2019 gain on sale of property in Florida	(10)

Revaluation of Corporate, NSPI and Emera Energy net deferred income tax assets and liabilities due to the Q1 2020 reduction in the Nova Scotia provincial corporate income tax rate	(14)

Decreased earnings from Emera Energy Generation due to the sale of New England Gas Generating Facilities (“NEGG”) and Bayside generation facilities in Q1 2019	(24)

Other variances	(2)

Adjusted net income – 2020 (1)(2)	$193

(1) See “Non-GAAP Measures” noted below

(2) Excludes the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

Segmented Results:

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2020	2019

Adjusted net income (1)
Florida Electric Utility	$79	$61
Canadian Electric Utilities	92	96
Other Electric Utilities (2)	20	16
Gas Utilities and Infrastructure	70	67
Other (2)	(68)	(16)

Adjusted net income (1)	$193	$224

Gain on sale and impairment charges, net of tax	298	-
After-tax mark-to-market gain	32	88

Net income attributable to common shareholders	$523	$312

EPS (basic)	$2.14	$1.32

Adjusted EPS (basic) (1)(2)	$0.79	$0.95

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

Florida Electric Utility’s CAD net income increased by $18 million to $79 million in Q1 2020, compared to $61 million in Q1 2019 due to higher base revenues as a result of favourable weather, customer growth and the in-service of solar generation projects. This increase was partially offset by higher depreciation expense and higher interest expense as the result of higher capital investments.

Canadian Electric Utilities’ net income decreased by $4 million to $92 million, compared to $96 million in Q1 2019 due to lower contribution from NSPI. This decrease was mainly due to higher OM&G costs and lower sales volumes, primarily due to weather partially offset by regulatory deferral timing.

Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, increased by $4 million to $20 million in Q1 2020, compared to $16 million in Q1 2019 due to the recognition of a previously deferred corporate income tax recovery related to the enactment of a lower corporate income tax rate in December 2018 at BLPC. Emera Maine contribution decreased due to unseasonably warm weather and lower regional transmission revenues.

Gas Utilities and Infrastructure’s CAD net income increased by $3 million to $70 million in Q1 2020, compared to $67 million in Q1 2019. Earnings from PGS and NMGC were consistent quarter-over-quarter as customer growth, higher return on investment in Cast Iron/Bare Steel replacement rider at PGS and lower NMGC depreciation rates were offset by warmer weather at NMGC, higher OM&G expenses, and higher depreciation at PGS.

Other’s net loss, adjusted to exclude mark-to-market, gain on sale and impairment charges, net of tax increased by $52 million to $68 million in Q1 2020, compared to $16 million in Q1 2020. due to the impact of the sale of NEGG and Bayside Power in Q1 2019, decreased marketing and trading margin, revaluation of net deferred income tax assets resulting from the enactment of a lower Nova Scotia provincial corporate income tax rate in Q1 2020, the 2019 sale of property in Florida and increased OM&G in Corporate. These were partially offset by lower income taxes due to lower earnings and the impact of effective state tax rates.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, May 13, 2020 at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2020 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until April 13, 2020, by dialing 1-800-585-8367 and entering passcode 5146398.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $34 billion in assets and 2019 revenues of more than $6.1 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Scott Hastings, Senior Director, Capital Markets

902-474-4787

scott.hastings@emera.com

Media:

902-222-2683

media@emera.com

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